Aemetis, Inc.

20400 Stevens Creek Blvd., Suite 700

Cupertino, CA 95014

February 7, 2025

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:  Nicholas O’Leary

Re:	Aemetis, Inc. Registration Statement on Form S-3 Filed August 9, 2024, as amended February 4, 2025 File No. 333-281457

Dear Mr. O’Leary:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Aemetis, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m. Eastern Time on February 11, 2025, or as soon thereafter as practicable.

Please contact Chris Forrester of Allen Overy Shearman Sterling US LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Aemetis, Inc.

By:  /s/ J. Michael Rockett

  J. Michael Rockett

  Executive Vice President and General Counsel

cc:  Eric A. McAfee, Aemetis, Inc.

      Chris Forrester, Allen Overy Shearman Sterling US LLP

      Yian Huang, Allen Overy Shearman Sterling US LLP